



Stacy Snyder

stacysnyderla

stacysnyderla 😍 We pulled off an amazing launch party for our next horror feature, Regression. @melissa_makes_movies is our inspired writer/director, I'm acting in it and producing it alongside @bryanricke. Thank you to those who came out to our launch party, the genuine enthusiasm for what we have created has fueled us even more. We dropped a sneak peek of our teaser, raffled a Past Life Regression Hypnotherapy session, and launched our "testing the waters" phase of our investment campaign. Learn more about our campaign- link in bio! #horrorfilm #filminvestors #womeninfilm #womeninhorror

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We are 'testing the waters' to gauge investor

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Liked by **melissa_makes_movies** and **143 others**

AUGUST 4



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